FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2006

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
                                Athens 115 26 GR

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]   Form 40-F [__]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [__]    No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of the press release issued by TOP Tankers Inc. (the "Company") on March 17, 2006 announcing the Ex-dividend date for the Company's special dividend.

Exhibit 1

NEWS RELEASE for March 17, 2006
-------------------------------

Contact: Michael Mason (investors)          Stamatis Tsantanis, CFO
         Allen & Caron Inc.                 TOP Tankers Inc.
         212 691 8087                       011 30 210 697 8199
         michaelm@allencaron.com            snt@toptankers.com

                            STATEMENT BY TOP TANKERS

ATHENS, GREECE (March 17, 2006) Top Tankers Inc. (Nasdaq:TOPT) announced today that the National Association of Security Dealers (NASD(R)) has set the date of March 28, 2006 as the Ex-dividend date for the Company's recently announced special dividend of $5.00 per share payable on March 27, 2006, to shareholders of record as of March 22, 2006.

NASD UPC (Uniform Practice Code) rule 11140 provides that dividends or distributions that are 25 percent or greater of the value of the subject security, the ex-dividend date shall be the first business day following the payable date.

Therefore, the relevant dates are as follows:

         March 22, 2006:   Shareholder record date

         March 27, 2006:   Dividend payable date

         March 28, 2006:   Ex-Dividend date

The Company expects to declare an additional special dividend in the amount of $2.50. The declaration of that dividend and applicable dates are expected to be announced towards the end of March 2006.

Individual investors should check with their brokers for more information.

About TOP Tankers Inc.
----------------------
     TOP Tankers Inc. is an international provider of worldwide seaborne crude oil and petroleum products transportation services. The Company operates a fleet of 27 tankers, consisting of 13 double-hull Suezmax tankers and 14 double-hull Handymax tankers, with a total carrying capacity of approximately 2.6 million dwt, of which 88.8 percent are sister ships. Nineteen of the Company's 27 tankers are on time charter contracts with an average term of over three years with all but two of the time charters including profit sharing agreements.

Forward-Looking Statements
     Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

     Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry- docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

     Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  TOP TANKERS INC.
                                  (Registrant)


Dated:  March 20, 2006            By:    /s/ Stamatis N. Tsantanis
                                         -------------------------------
                                         Stamatis N. Tsantanis
                                         Chief Financial Officer







23116 0001 653643